SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
July 29, 2025
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following report:
“Philips' Second Quarter Results 2025”, dated July 29, 2025.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 29th day of July, 2025.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report
Q2 2025

Philips builds strong order intake momentum and drives margin expansion in Q2

Amsterdam, July 29, 2025
Q2 2025 Group Highlights
•Comparable order intake growth 6%
•Group sales EUR 4.3 billion, reflecting 1% increase in comparable sales
•Income from operations EUR 400 million
•Adjusted EBITA margin increased 130 bps to 12.4% of sales
•Free cash flow increased to EUR 230 million
•Philips increases full year 2025 outlook for Adjusted EBITA margin and free cash flow; reiterates comparable sales growth outlook

Roy Jakobs, CEO of Royal Philips:
“We are focused on driving profitable growth and delivering better care for more people. We built order intake growth momentum, supported by our recently launched AI-powered innovations. Our multi-year agreement with the Indonesian Ministry of Health reinforces the impact for patients of our industry-leading innovations as we provide nationwide coverage for image-guided therapy, expanding access to cardiac, stroke and cancer care for millions.
Sales improved, including accelerated Personal Health sales growth, and we delivered margin expansion through innovation and productivity. We are strengthening our fundamentals through the hard work of our employees around the world. Our focus on innovation and strong execution is driving impact as we continue to put patient safety and quality as our number one priority.
We did what we said we would do in the first half of the year and remain on track. We increase our full year outlook for margin and free cash flow, including currently announced tariff levels, and we reiterate our comparable sales growth outlook as we continue to build order and sales momentum.”
Group and segment performance
Comparable order intake growth sequentially improved to 6%, fueled by innovation and strengthening fundamentals, on the back of 9% growth in Q2 2024. Group comparable sales increased 1%. Adjusted EBITA margin increased by 130 basis points to 12.4%, driven by higher gross margin from innovation, product mix and productivity measures that more than offset the initial impact of increased tariffs and currency headwinds. Free cash flow increased to EUR 230 million.
Diagnosis & Treatment comparable sales decreased by 1%. Adjusted EBITA margin improved by 130 basis points to 13.5%, mainly driven by gross margin improvement due to recently launched innovations, mix effects and productivity.
Connected Care comparable sales decreased by 1%. Adjusted EBITA margin improved by 160 basis points to 10.4%, mainly driven by innovation, and productivity measures.
Personal Health comparable sales increased 6% with growth across most geographies, more than offsetting a decline in China. Adjusted EBITA margin declined by 170 bps to 15.2%, mainly attributable to investment in advertising and promotions.

Quarterly Report 2025 - Q2	3

Innovation highlights
•Philips signed a long-term partnership with Indonesia’s Ministry of Health to deliver nationwide coverage of its advanced Azurion image-guided therapy system, expanding access to cardiac, stroke and cancer care to more than 280 million people across all 38 provinces.
•Philips continued to strengthen its AI leadership in MR with FDA 510(k) clearance for its SmartSpeed Precise MR software with Integrated Dual AI. SmartSpeed Precise is the industry's first integrated dual AI solution, delivering up to 3x faster scans and 80% sharper images with one click.
•Philips signed large monitoring partnerships with integrated delivery networks and health systems in the US and Europe, including long-term partnerships with customers such as the Rush University System for Health in the Midwest of the US. Philips' monitoring partnerships help clinicians deliver better care through the AI-powered virtual Patient Information Center iX (PIC iX) and IntelliVue patient monitors.
•Philips delivered Spectral CT 7500 and CT 5300 systems to University Health San Antonio. These clinically proven systems offer fast, low-dose,
AI-enabled scans for one of Texas’ largest public health systems, enabling them to deliver faster, more efficient workflows.
•Philips launched the Flash Ultrasound System 5100 POC, built for speed, precision, and ease of use in urgent point-of-care settings.
•Philips launched the i9000 electric shaver range, powered by AI and tailored to user preferences. During China’s 618 festival, Philips ranked No. 1 on JD.com in male grooming sales and in the electric toothbrush category.
•Philips launched the RADIQAL clinical trial across multiple hospitals. This study will test the effectiveness of its new ultra-low dose technology, SmartIQ, in reducing radiation without impacting coronary procedure performance.

Productivity
Disciplined cost management and robust productivity initiatives delivered savings of EUR 197 million in the quarter. Philips is on track to deliver on its three-year, EUR 2.5 billion productivity program, including EUR 800 million productivity savings in 2025.
Outlook
Philips updates its outlook, including currently announced tariff impact, which has evolved and continues to be dynamic:
•Comparable sales growth range reiterated at 1%-3% with sequential improvement as the year progresses.
•Adjusted EBITA margin range increased to 11.3%-11.8%, a 50 bps increase versus our previous outlook. This includes an estimated tariff impact of EUR 150-200 million after substantial mitigations, compared to EUR 250-300 million previously; Adjusted EBITA margin in Q3 expected to be lower than in 2024 primarily due to tariff impact phasing.
•Free cash flow increased to EUR 0.2 billion - EUR 0.4 billion for the full year (including the payout in the first quarter of 2025 of EUR 1,025 million Philips Respironics recall-related medical monitoring and personal injury settlements in the US).

This outlook excludes ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice.
Capital Allocation
Philips completed its dividend distribution for 2024 in the second quarter of 2025. As approved by the Annual General Meeting of Shareholders on May 8, 2025, a dividend of EUR 0.85 per common share was paid in cash or shares at the election of the shareholder, with 41.4% paid in cash.
Conference call and video webcast
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 09:00 am CET today to discuss the second quarter results. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Quarterly Report 2025 - Q2	4

Philips performance
Key data in millions of EUR unless otherwise stated*

	Q2 2024	Q2 2025
Sales	4,462	4,338
Nominal sales growth	0%	(3%)
Comparable sales growth ¹	2%	1%
Comparable order intake ²	9%	6%
Income from operations	816	400
as a % of sales	18%	9%
Financial income (expenses), net	(68)	(57)
Investments in associates, net of income taxes	(93)	(6)
Income tax (expense) benefit	(345)	(95)
Income from continuing operations	311	242
Discontinued operations, net of income taxes	141	(2)
Net income	452	240
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.32	0.25
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.30	0.36
Net income attributable to shareholders ³ (in EUR) - diluted	0.47	0.25
EBITA ¹	876	453
as a % of sales	19.6%	10.5%
Adjusted EBITA ¹	495	540
as a % of sales	11.1%	12.4%
Adjusted EBITDA ¹	733	747
as a % of sales	16.4%	17.2%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

•Comparable sales increased by 1%. The 6% growth in Personal Health was offset by a 1% decline both in Connected Care and Diagnosis & Treatment, on the back of a high comparison base in prior years driven by supply chain improvements.
•Income from operations decreased to EUR 400 million, mainly due to the comparative impact of EUR 538 million insurance income related to the Respironics product liability claims recorded in Q2 2024, partly offset by higher gross margin, operational improvements and lower restructuring charges in Q2 2025.
•Adjusted EBITA increased to EUR 540 million and the margin was 12.4%, mainly driven by improved gross margin, product mix and productivity measures.
•Restructuring, acquisition-related and other items amounted to a loss of EUR 86 million, compared with a gain of EUR 381 million in Q2 2024 that included EUR 538 million for the Respironics insurance income. Q2 2025 mainly includes EUR 46 million restructuring and acquisition-related charges, EUR 34 million Respironics field-action running costs, EUR 21 million Respironics consent decree charges, and a EUR 23 million contract settlement gain.
•Income tax expense decreased by EUR 250 million, mainly due to the de-recognition of deferred tax assets in the US and higher income in Q2 2024.
•Net income decreased due to lower income from operations as explained above, and income from discontinued operations recorded in Q2 2024. The decrease was partly offset by lower impairments in investments in associates and tax charges in Q2 2025.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q2 2024	Q2 2025	nominal	comparable ¹
Western Europe	937	926	(1%)	0%
North America	1,944	1,867	(4%)	0%
Other mature geographies	376	367	(2%)	(1%)
Mature geographies	3,257	3,160	(3%)	0%
Growth geographies	1,205	1,178	(2%)	2%
Philips Group	4,462	4,338	(3%)	1%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies were flat.
•Growth geographies showed low-single-digit growth, despite a decline in China, with contributions from all segments.

Cash and cash equivalents balance in millions of EUR

	Q2 2024	Q2 2025
Beginning cash balance	1,402	1,193
Free cash flow ¹	(64)	230
Net cash flows from operating activities	89	387
Net capital expenditures	(153)	(156)
Other cash flows from investing activities	(10)	(69)
Treasury shares transactions	(113)	1
Changes in debt	587	840
Dividend paid to shareholders	(1)	(295)
Other cash flow items	5	(79)
Ending cash balance	1,807	1,822
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities increased, mainly driven by the comparative impact of the net Respironics related payments recorded in Q2 2024, and improved working capital in Q2 2025.
•Other cash flows from investing activities in Q2 2025 includes a cash payment with respect to foreign exchange derivative contracts.
•Changes in debt in Q2 2025 mainly includes the new EUR 1 billion bonds issued in May 2025, partly offset by debt repayments.
•Dividend paid to shareholders in 2025 reflects the cash portion of the dividend and related withholding tax, whereas the dividend in 2024 was fully settled in shares.
•Other cash flow items reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q2	5

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q2 2024	Q2 2025
Sales	2,174	2,084
Nominal sales growth	3%	(4%)
Comparable sales growth ¹	4%	(1%)
Income from operations	211	226
as a % of sales	9.7%	10.8%
EBITA ¹	234	244
as a % of sales	10.8%	11.7%
Adjusted EBITA ¹	265	281
as a % of sales	12.2%	13.5%
Adjusted EBITDA ¹	314	325
as a % of sales	14.4%	15.6%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales decreased by 1%, with growth in Image Guided Therapy offset by a low-single-digit decline in Precision Diagnosis, on the back of a high comparison base in prior years driven by supply chain improvements.
•Mature geographies recorded a low-single-digit decline. Growth geographies delivered low-single-digit growth.
•Adjusted EBITA increased to EUR 281 million and the margin improved to 13.5%, mainly driven by improved gross margin, productivity measures and mix effects.
•Restructuring, acquisition-related and other items amounted to EUR 36 million, compared with EUR 31 million in Q2 2024.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q2 2024	Q2 2025
Sales	1,332	1,272
Nominal sales growth	0%	(5%)
Comparable sales growth ¹	2%	(1%)
Income from operations	558	67
as a % of sales	41.9%	5.2%
EBITA ¹	589	95
as a % of sales	44.2%	7.5%
Adjusted EBITA ¹	117	132
as a % of sales	8.8%	10.4%
Adjusted EBITDA ¹	190	192
as a % of sales	14.3%	15.1%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales decreased by 1%, mainly due to a low-single-digit decline in Monitoring.
•Comparable sales in Growth geographies were flat. Mature geographies recorded a low-single-digit decline.
•Income from operations decreased by EUR 491 million, mainly due to the comparative impact of EUR 538 million insurance income related to Respironics product liability claims recorded in Q2 2024.
•Adjusted EBITA increased to EUR 132 million and the margin increased to 10.4%, mainly driven by productivity measures.
•Restructuring, acquisition-related and other items amounted to a loss of EUR 37 million, compared with a net gain of EUR 472 million in Q2 2024, which included EUR 538 million insurance income related to the Respironics product liability claims. Q2 2025 mainly includes EUR 34 million in Respironics field-action running costs, EUR 21 million of Respironics consent decree charges, and a EUR 23 million contract settlement gain.
Personal Health
Key data in millions of EUR unless otherwise stated

	Q2 2024	Q2 2025
Sales	834	862
Nominal sales growth	0%	3%
Comparable sales growth ¹	2%	6%
Income from operations	120	122
as a % of sales	14.4%	14.2%
EBITA ¹	124	126
as a % of sales	14.9%	14.6%
Adjusted EBITA ¹	141	131
as a % of sales	16.9%	15.2%
Adjusted EBITDA ¹	163	154
as a % of sales	19.5%	17.8%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 6%, driven by strong growth in all geographies, except China.
•Adjusted EBITA decreased to EUR 131 million and the margin was 15.2%, mainly due to advertising and promotion spend.
•Restructuring, acquisition-related and other items amounted to EUR 5 million in Q2 2025, compared with EUR 17 million in Q2 2024.

Other
Key data in millions of EUR unless otherwise stated

	Q2 2024	Q2 2025
Sales	121	120
Income from operations	(73)	(15)
EBITA ¹	(70)	(12)
Adjusted EBITA ¹ of:	(28)	(4)
IP Royalties	56	63
Innovation	(26)	(15)
Central costs	(53)	(50)
Other	(5)	(2)
Adjusted EBITDA ¹	67	75
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Sales were in line with the previous year.
•Adjusted EBITA increased by 24 million, mainly driven by higher royalty income and lower costs.
•Restructuring, acquisition-related and other items totaled EUR 8 million, compared with EUR 42 million in Q2 2024.
Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q2	6

Philips semi-annual report 2025
Introduction
This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2024. The semi-annual report for the six months ended June 30, 2025, consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and the responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.
Responsibility statement
The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2025, which have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2025, gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).
Amsterdam, July 29, 2025
Board of Management
Roy Jakobs
Charlotte Hanneman
Marnix van Ginneken

Semi-annual report 2025	7

Management report Philips performance

Key data in millions of EUR unless otherwise stated

	January to June
	2024	2025
Sales	8,600	8,434
Nominal sales growth	0%	(2%)
Comparable sales growth ¹	2%	(1%)
Comparable order intake ²	3%	4%
Income from operations	(8)	554
as a % of sales	0%	7%
Financial income (expenses), net	(137)	(105)
Investments in associates, net of income taxes	(94)	(7)
Income tax (expense) benefit	(449)	(122)
Income from continuing operations	(688)	320
Discontinued operations, net of income taxes	142	(8)
Net income	(546)	312
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	(0.72)	0.34
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.55	0.61
Net income attributable to shareholders ³ (in EUR) - diluted	(0.57)	0.33
EBITA ¹	125	665
as a % of sales	1.5%	7.9%
Adjusted EBITA ¹	882	894
as a % of sales	10.3%	10.6%
Adjusted EBITDA ¹	1,342	1,317
as a % of sales	15.6%	15.6%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
•Comparable sales decreased by 1%, including a decline in China. Mid-single-digit growth in Personal Health was offset by low-single-digit declines in Diagnosis & Treatment and Connected Care.
•Income from operations increased by EUR 562 million, mainly driven by the comparative impact of EUR 982 million for the Respironics litigation provision, which was partly offset by EUR 538 million insurance income related to the Respironics product liability claims recorded in the first half of 2024, as well as higher gross margin, and lower charges in restructuring, acquisition-related and other items.
•Adjusted EBITA increased to EUR 894 million and the margin was 10.6%.
•Restructuring, acquisition-related and other items amounted to EUR 229 million, compared with EUR 757 million in 2024. 2025 includes EUR 112 million restructuring and acquisition-related charges, EUR 71 million Respironics field-action running costs, EUR 48 million Respironics consent decree charges, EUR 18 million charges in relation to quality actions, and a EUR 23 million contract settlement gain.
•Income tax expense decreased by EUR 327 million, mainly due to the de-recognition of deferred tax assets in the US in the first half of 2024, partly offset by the tax impact on higher income in the first half of 2025.
•Net income increased, mainly driven by the higher income from operations as explained above, lower income tax charges and lower impairments in investments in associates. The increase was partly offset by the lower income from discontinued operations.

Sales per geographic area in millions of EUR unless otherwise stated

	January to June		% change
	2024	2025	nominal	comparable[1]
Western Europe	1,790	1,758	(2%)	(1%)
North America	3,689	3,659	(1%)	0%
Other mature geographies	774	744	(4%)	(3%)
Mature geographies	6,253	6,162	(1%)	(1%)
Growth geographies	2,347	2,273	(3%)	(1%)
Philips Group	8,600	8,434	(2%)	(1%)
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales in Mature geographies declined, mainly due to a high comparison base in Diagnosis & Treatment.
•Growth geographies declined mainly due to China, partly offset by strong growth in other Growth geographies.

Cash and cash equivalents balance in millions of EUR

	January to June
	2024	2025
Beginning cash balance	1,869	2,401
Free cash flow ¹	(400)	(860)
Net cash flows from operating activities	(82)	(546)
Net capital expenditures	(318)	(315)
Other cash flows from investing activities	(19)	(68)
Treasury shares transactions	(208)	1
Changes in debt	560	792
Dividend paid to shareholders	(1)	(295)
Other cash flow items	23	(140)
Net cash flows from discontinued operations	(17)	(10)
Ending cash balance	1,807	1,822
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Net cash flows from operating activities decreased, mainly due to the cash payment of EUR 1,025 million for Philips Respironics recall-related medical monitoring and personal injury settlements, partly offset by improved working capital.
•Other cash flows from investing activities in 2025 mainly includes a cash payment with respect to foreign exchange derivative contracts.
•Changes in debt in the first half of 2025 mainly includes the new EUR 1 billion bonds issued in May 2025, partly offset by debt repayments.
•Dividend paid to shareholders in 2025 reflects the cash portion of the dividend and related withholding tax, whereas the dividend in 2024 was fully settled in shares.
•Other cash flow items reflects the foreign currency impact on the cash balance.

Semi-annual report 2025	8

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated

	January to June
	2024	2025
Sales	4,200	4,048
Sales growth
Nominal sales growth	2%	(4%)
Comparable sales growth ¹	4%	(3%)
Income from operations	357	379
as a % of sales	8.5%	9.4%
EBITA ¹	402	417
as a % of sales	9.6%	10.3%
Adjusted EBITA ¹	452	468
as a % of sales	10.8%	11.6%
Adjusted EBITDA ¹	549	560
as a % of sales	13.1%	13.8%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales decreased by 3% on the back of mid-single-digit growth in the first half of 2024. Growth in Image Guided Therapy was more than offset by a decline in Precision Diagnosis.
•Comparable sales in Mature geographies showed a low-single-digit decline. Growth geographies showed a mid-single-digit decline, mainly due to China.
•Adjusted EBITA increased to EUR 468 million and the margin improved to 11.6%, mainly driven by improved gross margin, productivity measures and mix effects.
•Restructuring, acquisition-related and other items amounted to EUR 51 million, compared with EUR 50 million in 2024. 2025 includes EUR 30 million in restructuring and acquisition-related charges and EUR 21 million for charges in relation to quality actions.

Connected Care
Key data in millions of EUR unless otherwise stated

	January to June
	2024	2025
Sales	2,497	2,454
Sales growth
Nominal sales growth	(2%)	(2%)
Comparable sales growth ¹	0%	(1%)
Income from operations	(507)	(15)
as a % of sales	(20.3%)	(0.6%)
EBITA ¹	(433)	44
as a % of sales	(17.3%)	1.8%
Adjusted EBITA ¹	191	173
as a % of sales	7.6%	7.0%
Adjusted EBITDA ¹	324	296
as a % of sales	13.0%	12.1%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales decreased by 1%, mainly due to a low-single-digit decline in Monitoring.
•Mature geographies showed a low-single-digit decline. Growth geographies showed low-single-digit growth despite a decline in China.
•Income from operations increased by EUR 492 million, mainly driven by the comparative impact of the EUR 982 million Respironics litigation provision, which was partly offset by EUR 538 million insurance income related to Respironics product liability claims recorded in the first half of 2024.
•Adjusted EBITA decreased to EUR 173 million and the margin was 7.0%, mainly due to the impact of an unfavorable mix, partly offset by productivity measures.
•Restructuring, acquisition-related and other items were EUR 128 million, compared with EUR 624 million in 2024, which included Respironics litigation provision charges of EUR 982 million and EUR 538 million insurance income related to the Respironics product liability claims. 2025 includes EUR 32 million restructuring and acquisition-related charges, EUR 71 million Respironics field-action running costs, EUR 48 million Respironics consent decree charges, and a EUR 23 million contract settlement gain.
Personal Health
Key data in millions of EUR unless otherwise stated

	January to June
	2024	2025
Sales	1,624	1,672
Sales growth
Nominal sales growth	(1%)	3%
Comparable sales growth ¹	3%	4%
Income from operations	236	238
as a % of sales	14.5%	14.2%
EBITA ¹	243	245
as a % of sales	15.0%	14.7%
Adjusted EBITA ¹	261	254
as a % of sales	16.1%	15.2%
Adjusted EBITDA ¹	308	300
as a % of sales	19.0%	18.0%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 4%, with mid-single-digit growth in Mature geographies. Growth geographies showed low-single-digit growth with strong growth across the International Region, partly offset a decline in China.
•Adjusted EBITA was EUR 254 million and the margin decreased to 15.2%, mainly due to advertising and promotion spend.
•Restructuring, acquisition-related and other items amounted to EUR 9 million, compared with EUR 18 million in 2024.

Semi-annual report 2025	9

Other
Key data in millions of EUR unless otherwise stated

	January to June
	2024	2025
Sales	279	260
Income from operations	(94)	(48)
EBITA ¹	(88)	(42)
Adjusted EBITA ¹ of:	(21)	-
IP Royalties	145	153
Innovation	(47)	(36)
Central costs	(114)	(110)
Other	(4)	(8)
Adjusted EBITDA ¹	162	161
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Sales decreased by EUR 19 million, mainly driven by lower royalty income.
•Adjusted EBITA increased by EUR 21 million, mainly driven by lower costs.
•Restructuring, acquisition-related and other items amounted to EUR 42 million, compared with EUR 67 million in 2024.

Semi-annual report 2025	10

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing conflicts in Israel and the Middle East – as well as measures such as announced and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in health informatics and artificial intelligence in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Further information chapter included in the Annual Report 2024.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2024.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2024.
Per share calculations for all periods presented have been retrospectively adjusted to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Semi-annual report 2025	11

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q2		January to June
	2024	2025	2024	2025
Sales	4,462	4,338	8,600	8,434
Cost of sales	(2,473)	(2,327)	(4,796)	(4,575)
Gross margin	1,989	2,011	3,804	3,859
Selling expenses	(1,127)	(1,084)	(2,223)	(2,171)
General and administrative expenses	(158)	(155)	(294)	(316)
Research and development expenses	(424)	(402)	(843)	(859)
Other business income	539	35	549	54
Other business expenses	(3)	(4)	(1,000)	(12)
Income from operations	816	400	(8)	554
Financial income	20	23	45	55
Financial expenses	(88)	(80)	(182)	(160)
Investments in associates, net of income taxes	(93)	(6)	(94)	(7)
Income before taxes	656	337	(239)	441
Income tax (expense) benefit	(345)	(95)	(449)	(122)
Income from continuing operations	311	242	(688)	320
Discontinued operations, net of income taxes	141	(2)	142	(8)
Net income	452	240	(546)	312

Attribution of net income
Net income attributable to shareholders ¹	451	240	(548)	316
Net income attributable to non-controlling interests	2	1	2	(3)
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q2		January to June
	2024	2025	2024	2025
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands) ¹:
Basic	953,626	946,332	955,069	945,501
Diluted	961,396	956,676	955,069	957,111
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR) ¹
Income from continuing operations	0.32	0.26	(0.72)	0.34
Income from discontinued operations	0.15	-	0.15	(0.01)
Net income	0.47	0.25	(0.57)	0.33
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR) ¹
Income from continuing operations	0.32	0.25	(0.72)	0.34
Income from discontinued operations	0.15	-	0.15	(0.01)
Net income	0.47	0.25	(0.57)	0.33
1Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Amounts may not add up due to rounding.*

Semi-annual report 2025	12

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q2		January to June
	2024	2025	2024	2025
Net income for the period	452	240	(546)	312

Pensions and other post-employment plans:
Remeasurement, before tax	-	-	-	1
Income tax effect on remeasurements	1	1	4	3

Financial assets fair value through OCI:
Net current-period change, before tax	2	(22)	(3)	(25)
Income tax effect on net current-period change	4	4	4	4
Total of items that will not be reclassified to Income statement	8	(17)	6	(18)

Currency translation differences:
Net current-period change, before tax	91	(1,146)	389	(1,585)
Income tax effect on net current-period change	(5)	1	(5)	1
Reclassification adjustment for (gain) loss realized	(1)		(1)	-

Cash flow hedges:
Net current-period change, before tax	6	29	26	37
Income tax effect on net current-period change	1	(7)	(2)	(10)
Reclassification adjustment for (gain) loss realized	(11)	(3)	(19)	(3)
Total of items that are or may be reclassified to Income statement	82	(1,126)	389	(1,560)

Other comprehensive income for the period	90	(1,143)	395	(1,578)

Total comprehensive income for the period	542	(903)	(151)	(1,265)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	540	(901)	(154)	(1,259)
Non-controlling interests	2	(2)	3	(7)

Amounts may not add up due to rounding.*

Semi-annual report 2025	13

Condensed consolidated balance sheets
in millions of EUR*

	December 31, 2024	June 30, 2025
Non-current assets:
Property, plant and equipment	2,452	2,260
Goodwill	10,383	9,363
Intangible assets excluding goodwill	2,982	2,712
Non-current receivables	208	250
Investments in associates	257	224
Other non-current financial assets	631	556
Non-current derivative financial assets	8	18
Deferred tax assets	1,916	1,798
Other non-current assets	118	133
Total non-current assets	18,955	17,316

Current assets:
Inventories	3,198	3,232
Other current financial assets	2	2
Other current assets	586	581
Current derivative financial assets	69	99
Income tax receivable	94	73
Current receivables	3,672	3,254
Cash and cash equivalents	2,401	1,822
Total current assets	10,022	9,063
Total assets	28,976	26,379

Equity:
Shareholders’ equity	12,006	10,379
Non-controlling interests	37	29
Group equity	12,043	10,408

Non-current liabilities:
Long-term debt	7,113	7,182
Non-current derivative financial liabilities	4	7
Long-term provisions	996	957
Deferred tax liabilities	81	76
Non-current contract liabilities	431	412
Non-current tax liabilities	119	110
Other non-current liabilities	45	26
Total non-current liabilities	8,787	8,770

Current liabilities:
Short-term debt	526	1,244
Current derivative financial liabilities	59	61
Income tax payable	71	58
Accounts payable	1,830	1,752
Accrued liabilities	1,630	1,422
Current contract liabilities	1,699	1,575
Short-term provisions	1,977	758
Dividend payable		33
Other current liabilities	354	298
Total current liabilities	8,146	7,201
Total liabilities	16,933	15,971
Total liabilities and group equity	28,976	26,379

Amounts may not add up due to rounding.*

Semi-annual report 2025	14

Condensed consolidated statements of cash flows
in millions of EUR*

	Q2		January to June
	2024	2025	2024	2025
Cash flows from operating activities:
Net income (loss)	452	240	(546)	312
Results of discontinued operations - net of income tax	(141)	2	(142)	8
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	343	266	638	543
Share-based compensation	12	32	38	79
Net loss (gain) on sale of assets	(1)	1	(2)	(1)
Interest income	(15)	(16)	(36)	(44)
Interest expense on debt, borrowings and other liabilities	65	67	130	132
Investments in associates, net of income taxes	93	6	94	7
Income tax expense	339	95	449	122
Decrease (increase) in working capital:	(457)	(121)	(983)	(337)
Decrease (increase) in receivables and other current assets	(329)	17	(241)	214
Decrease (increase) in inventories	27	(120)	(141)	(368)
Increase (decrease) in accounts payable, accrued and other current liabilities	(154)	(17)	(601)	(183)
Decrease (increase) in non-current receivables and other assets	18	(50)	42	(88)
Increase (decrease) in other liabilities	(23)	18	(34)	(8)
Increase (decrease) in provisions	(509)	(73)	353	(1,140)
Other items	6	27	57	85
Interest received	14	13	35	43
Interest paid	(67)	(89)	(138)	(150)
Dividends received from investments in associates	5	3	7	11
Income taxes received/ (paid)	(45)	(35)	(45)	(121)
Net cash provided by (used for) operating activities	89	387	(82)	(546)
Cash flows from investing activities:
Net capital expenditures	(153)	(156)	(318)	(315)
Purchase of intangible assets	(28)	(24)	(64)	(70)
Expenditures on development assets	(55)	(72)	(108)	(131)
Capital expenditures on property, plant and equipment	(76)	(63)	(158)	(118)
Proceeds from sales of property, plant and equipment	6	2	12	4
Net proceeds from (cash used for) derivatives and current financial assets	6	(68)	16	(71)
Purchase of other non-current financial assets	(22)	(12)	(61)	(26)
Proceeds from other non-current financial assets	8	11	23	39
Purchase of businesses, net of cash acquired	(1)	-	(1)	(1)
Net proceeds from sale of interests in businesses, net of cash disposed of	-	-	3	(9)
Net cash provided by (used for) investing activities	(163)	(225)	(338)	(382)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(57)	9	(34)	16
Principal payments on short-term portion of long-term debt	(46)	(179)	(105)	(242)
Proceeds from issuance of long-term debt	690	1,010	699	1,019
Re-issuance of treasury shares		1		1
Purchase of treasury shares	(113)		(208)
Dividends paid to shareholders of Koninklijke Philips N.V.	(1)	(295)	(1)	(295)
Dividends paid to shareholders of non-controlling interests	-	-	(1)	(1)
Net cash provided by (used for) financing activities	473	546	350	497

Net cash provided by (used for) continuing operations	399	707	(70)	(431)

Net cash provided by (used for) discontinued operations	-		(17)	(10)

Net cash provided by (used for) continuing and discontinued operations	400	707	(86)	(441)
Effect of change in exchange rates on cash and cash equivalents	6	(79)	24	(138)
Cash and cash equivalents at the beginning of the period	1,402	1,193	1,869	2,401
Cash and cash equivalents at the end of the period	1,807	1,822	1,807	1,822
Amounts may not add up due to rounding.*

Semi-annual report 2025	15

Condensed consolidated statements of
changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders’ equity	Non-controlling interests	Group equity
			reserves			other

Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061
Total comprehensive income (loss)			2	6	382	(544)		(154)	3	(151)
Dividend distributed	6	762				(799)		(31)	(1)	(32)
Transfer of reserve for equity investments at FVTOCI to retained earnings			311		1	(311)		-		-
Re-issuance of treasury shares		(32)				(17)	49	-		-
Forward contracts						167	(167)	-		-
Cancellation of treasury shares	(1)					(166)	167
Share-based compensation plans		38						38		38
Income tax share-based compensation plans		2						2		2
Balance as of June 30, 2024	188	6,597	(78)	12	1,646	3,732	(213)	11,884	35	11,919

Balance as of December 31, 2024	188	6,654	(90)	1	2,014	3,650	(411)	12,006	37	12,043
Total comprehensive income (loss)			(22)	24	(1,580)	319		(1,259)	(7)	(1,265)
Dividend distributed	5	457				(789)		(328)	(1)	(329)
Re-issuance of treasury shares		(55)				(25)	82	2		2
Forward contracts						(121)		(121)		(121)
Share-based compensation plans		79						79		79
Balance as of June 30, 2025	193	7,135	(112)	25	434	3,034	(329)	10,379	29	10,408

Amounts may not add up due to rounding.*

Semi-annual report 2025	16

Notes to the unaudited semi-annual condensed consolidated financial statements
Basis of preparation
These condensed consolidated financial statements for the six-month period ended June 30, 2025, have been prepared in accordance with IAS 34 ’Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.
The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2024.
The condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to the totals provided. Certain comparative-period amounts have been reclassified to conform to the current-period presentation.
Material accounting policies
The material accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Annual Report 2024, except for the adoption of amendments to standards which are also expected to be reflected in the company’s consolidated financial statements for the year ending December 31, 2025. The amended standards did not have a material impact on the company’s condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.
Estimates
The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions. In preparing these condensed financial statements, unless otherwise disclosed, the significant estimates and judgments made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2024.
Risk management
The Annual Report 2024 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those descriptions remain valid and should be read in conjunction with this semi-annual report.
Looking ahead to the second half of 2025, Philips expects global market conditions to remain highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not they are related to or caused by the Russia-Ukraine war and/or the current situation in Israel and the larger Middle East region. Philips observes a trend of geopolitical tensions and de-globalization that intensifies protectionism. Examples of protectionism measures are trade policies, tariffs, sanctions, local value creation and production requirements to obtain market access, custom duties, taxation, technology and data restrictions, cyberattacks, import or export controls, talent mobility restrictions, nationalization of assets, and restrictions on repatriation of returns from foreign investments. In addition, there is general uncertainty on the development of local regulations and compliance thereto. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones. Examples of general factors are an overall modest economic growth outlook and uncertainty around outlook on inflation, interest rates, government spending and consumer confidence and spending, and the emergence of economic impacts related to the climate crisis. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy and the risk of declining public investment in healthcare ecosystems.The One Big Beautiful Bill Act (OBBBA) was enacted in the United States on July 4, 2025, and Philips is actively assessing the impact of the OBBBA tax changes.
Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g., FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)).
The relevant rules and regulations continue to evolve, which may impose significant additional pre-market and post-market requirements. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up.
The improvement actions in these areas will continue to affect the company’s results.
Furthermore, the scope of Environmental, Social and Governance (ESG) disclosure requirements is significantly increasing in various jurisdictions, such as the new reporting on the scrapping of unsold products, the EU Deforestation Regulation, in addition to the EU Corporate Sustainability Reporting Directive (CSRD) where we expect to report the same scope in financial year 2025 as in 2024. Failure to (timely) meet these requirements could also trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation and brand or could adversely impact Philips’ financial condition or operating results.
For more information on uncertain future events, factors and circumstances see also Provisions and Contingencies.
Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity, or capital resources.
Seasonality
Under normal economic conditions, the Philips Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. For the Diagnosis & Treatment and Connected Care segments, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. For the Personal Health segment, sales are generally higher in the second half-year due to holiday sales and events. The segment Other is generally not materially affected by seasonality; however, the timing of intellectual property transactions may cause variation over the year.

Semi-annual report 2025	17

Segment information
Philips’ operating segments are Diagnosis & Treatment, Connected Care and Personal Health, each being responsible for the management of its business worldwide.
Sales and Adjusted EBITA 1 in millions of EUR unless otherwise stated

	January to June
	2024				2025
	Sales	Sales incl. intercompany	Adjusted EBITA ¹		Sales	Sales incl. intercompany	Adjusted EBITA ¹
				as a % of sales				as a % of sales
Diagnosis & Treatment	4,200	4,465	452	10.8%	4,048	4,271	468	11.6%
Connected Care	2,497	2,518	191	7.6%	2,454	2,466	173	7.0%
Personal Health	1,624	1,660	261	16.1%	1,672	1,722	254	15.2%
Other	279	20	(21)		260	335	-
Inter-segment eliminations		(63)				(360)
Philips Group	8,600	8,600	882	10.3%	8,434	8,434	894	10.6%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Sales composition and disaggregation
Sales composition in millions of EUR

	January to June
	2024	2025
Goods	5,768	5,611
Services	2,450	2,420
Royalties	212	209
Total sales from contracts with customers	8,430	8,240
Sales from other sources	170	194
Total sales	8,600	8,434
Disaggregation of Sales per segment in millions of EUR

	January to June 2025
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,456	1,546	4,003	46	4,048
Connected Care	1,447	860	2,307	147	2,454
Personal Health	1,665	6	1,671	1	1,672
Other	91	169	260	-	260
Philips Group	5,660	2,580	8,240	194	8,434
Disaggregation of Sales per segment in millions of EUR

	January to June 2024
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,686	1,489	4,175	25	4,200
Connected Care	1,414	938	2,352	145	2,497
Personal Health	1,618	7	1,624		1,624
Other	127	152	279		279
Philips Group	5,845	2,586	8,430	170	8,600

Semi-annual report 2025	18

Sales and tangible and intangible assets in millions of EUR

	Sales		Tangible and intangible assets ¹
	January to June		December 31,	June 30,
	2024	2025	2024	2025
Netherlands	1,103	1,126	1,662	1,605
United States	3,479	3,476	11,607	10,282
China	651	579	250	216
Japan	465	469	396	388
Germany	303	297	392	415
Other countries	2,599	2,487	1,509	1,430
Philips Group	8,600	8,434	15,816	14,336
1Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill.
More segment information can be found in the Information by segment and main country in the Annual Report 2024.
Other business income and expenses
For the six months ended June 30, 2025, no material amounts were recognized in the income statement.
In Q1 2024, Philips recorded a provision of EUR 982 million as part of other business expenses in connection with the settlement of the Respironics personal injury litigation and the medical monitoring class action in the US (refer to Provisions).
In Q2 2024, Philips Respironics recorded insurance income of EUR 538 million in connection with the agreement with insurers to partially reimburse the Respironics recall-related product liability claims.
Income taxes
For the six months ended June 30, 2025, income tax expense decreased by EUR 327 million year-on-year, from EUR 449 million to EUR 122 million. This decrease is mainly due to the de-recognition of deferred tax assets in the US in the first half of 2024, partly offset by the tax impact on higher income in the first half of 2025.
Goodwill
Goodwill decreased by EUR 1,020 million due to negative currency translation in the six months ended June 30, 2025. Goodwill is allocated to groups of cash-generating units (CGUs) and tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. During the first half of 2025 no such indicators were identified and thus no impairment tests were performed.
Equity
As of June 30, 2025, the issued and fully-paid share capital consists of 962,920,132 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 12,345,653, which were purchased at an average price of EUR 26.66 per share.
On May 8, 2025, the General Meeting of Shareholders approved a dividend of EUR 0.85 per common share in the form of common shares or cash (subject to a maximum of 50% that will be available for payment in cash), at the option of the shareholder, against the retained earnings of the company. In June 2025, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 789 million (including costs). Approximately 58.56% of shareholders elected for a share dividend, resulting in the issuance of 22,980,748 new common shares. The cash dividend involved an amount of EUR 328 million (including costs). Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for 50% of the dividend in respect of 2024, representing the bonus issue.

The following table shows the movements in the outstanding number of shares:
Philips Group
Outstanding number of shares

	2024	2025
Balance as of January 1	906,403,156	925,009,074
Dividend distributed	30,860,582	22,980,748
Purchase of treasury shares	(4,437,164)
Re-issuance of treasury shares	1,290,490	2,584,656
Balance as of June 30	934,117,064	950,574,479
On June 3, 2025, Royal Philips announced that it will repurchase up to 6 million shares to cover certain of its obligations arising from its long-term incentive plans. Subsequently, Philips entered into three forward contracts with a financial institution to acquire shares. The first contract is for an amount of EUR 40 million to acquire 2 million shares with a settlement date in February 2027 and a weighted average forward price of EUR 20.06. The second contract is for an amount of EUR 39 million to acquire 2 million shares with a settlement date in November 2027 and a weighted average forward price of EUR 19.59. The third contract is for an amount of EUR 39 million to acquire 2 million shares with a settlement date in December 2027 and a weighted average forward price of EUR 19.61.
The decrease in the currency translation reserve by EUR 1,580 million mainly relates to the movements of USD versus EUR in the six months ended June 30, 2025.
Debt
As of June 30, 2025, Philips had total debt of EUR 8,425 million. The majority of the debt consisted of EUR 7,050 million of public EUR and USD bonds with a weighted average coupon rate of 3.1%, EUR 271 million of forward contracts for share repurchases, and EUR 1,007 million of lease liabilities. The debt position includes the issuance of new bonds of EUR 1,000 million in May 2025, which will be used for general corporate purposes and the repayment of 2026 debt maturities.
Long-term debt was EUR 7,182 million, an increase of EUR 69 million, and short-term debt was EUR 1,244 million, an increase of EUR 718 million compared to December 31, 2024. The increase in total debt of EUR 787 million is mainly due to the issuance of new bonds in Q2 2025, partially offset by the maturity of USD bonds.
Provisions
Long-term provisions decreased by EUR 39 million and short-term provisions decreased by EUR 1,219 million respectively, during the six months ended June 30, 2025. The decrease in short-term provisions was mainly due to the EUR 1,025 million payment for the Philips Respironics recall-related medical monitoring and personal injury settlements in the US.

Semi-annual report 2025	19

Respironics field action provision
On June 14, 2021, Philips’ subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Respironics Recall”). The remediation is progressing globally.
Philips has recognized a provision based on Philips’ best estimate of remediation costs. As of June 30, 2025, the remaining provision amounted to EUR 65 million (December 31, 2024: EUR 130 million), reflecting utilizations during the six month period of EUR 57 million (2024: EUR 104 million).
The completion of the field action continues to be subject to uncertainty, which requires management to make estimates and assumptions about the costs of remediation activities.
Further to the above, field-action running costs during the six months ended June 30, 2025 of EUR 71 million (2024: EUR 72 million), such as testing, external advisory and regulatory response have been incurred.
Legal provisions
Philips is a defendant in a number of consumer class-action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims related to the Respironics Recall.
On May 9, 2024, Philips Respironics reached agreement on a class action settlement in relation to the pending US medical monitoring class action complaint and a private settlement in relation to US personal injury claims for an aggregate amount of USD 1.1 billion. Both agreements became final in January 2025 following a successful registration process for the personal injury settlement and subsequently the settlement amounts have been fully paid in the first half of 2025.
For legal matters including claims refer to Contingencies.
Contingencies
Legal proceedings
The company and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participation and environmental pollution.
While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases included in this note may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows.
Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2024 are described below. For more information on these matters including the company’s assessment of each matter, reference is made to the Annual Report 2024.
Respironics recall
Following the Respironics Recall, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging personal injury and/or the potential for personal injury allegedly caused by devices subject to the recall.
On May 9, 2024, Philips Respironics reached agreement on a class action settlement in relation to the pending US medical monitoring class action complaint and a private settlement in relation to US personal injury claims for an aggregate amount of USD 1.1 billion. Both agreements became final in January 2025 following a successful registration process for the personal injury settlement and subsequently the settlement amounts have been fully paid in the first half of 2025.
On June 2, 2025, the Australian Therapeutic Goods Administration commenced enforcement proceedings against Philips Electronics Australia, Ltd., in the Federal Court of Australia for alleged violations of the ‘essential principles’ of the Therapeutic Goods Act in connection with the recall. It is the company’s assessment that it is possible but not probable that this matter could lead to a certain outflow of economic resources. The company is not able to reliably estimate the financial impact, if any.
Divestment
On January 28, 2025, Philips announced that it has signed an agreement to sell its Emergency Care Business Unit, which is part of the Connected Care segment, to Bridgefield Capital. The process of separating the activities and establishing a stand-alone business is still in progress. The transaction is subject to the satisfaction of certain closing conditions and receipt of regulatory approval, and is expected to be completed in the second half of 2025.
Subsequent events
In 2024 Philips announced the intent to fully terminate the US qualified defined pension plans in 2025. On July 24, 2025, Philips agreed with an insurance carrier an annuity purchase deal, which results in a final settlement of the pension liabilities. The settlement is expected to be completed during Q3 2025 with no material impact on the company's results or cash flows.
Fair value of financial assets and liabilities
The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value.

Semi-annual report 2025	20

Fair value of financial assets and liabilities in millions of EUR

	December 31, 2024		June 30, 2025
	Carrying amount	Estimated fair value ¹	Carrying amount	Estimated fair value ¹	Level 1	Level 2	Level 3
Financial assets
Carried at fair value:
Debt instruments	231	231	218	218			218
Equity instruments	3	3	2	2	-		2
Other financial assets	54	54	48	48		48	-
Financial assets carried at FVTPL	288	288	268	268	-	48	220
Debt instruments	21	21	8	8		7	-
Equity instruments	222	222	187	187	4		183
Current financial assets	2	2	2	2	-		2
Receivables - current			22	22		22
Receivables - non-current			26	26		26
Financial assets carried at FVTOCI	244	244	243	243	4	55	185
Derivative financial instruments	77	77	118	118		108	9
Financial assets carried at fair value	609	609	629	629	4	211	414

Carried at (amortized) cost:
Cash and cash equivalents	2,401		1,822
Loans and receivables:
Other non-current loans and receivables	102		94
Receivables - current	3,672		3,232
Receivables - non-current	208		224
Financial assets carried at (amortized) cost	6,382		5,373
Total financial assets	6,992		6,002

Financial liabilities
Carried at fair value:
Contingent consideration	(113)	(113)	(108)	(108)			(108)
Financial liabilities carried at FVTPL	(113)	(113)	(108)	(108)			(108)
Derivative financial instruments	(63)	(63)	(68)	(68)		(68)
Financial liabilities carried at fair value	(176)	(176)	(176)	(176)		(68)	(108)

Carried at (amortized) cost:
Accounts payable	(1,830)		(1,752)
Interest accrual	(83)		(61)
Debt (corporate bonds and leases)	(7,397)	(7,363)	(8,057)	(8,092)	(7,084)	(1,007)
Debt (excluding corporate bonds and leases)	(241)		(368)
Financial liabilities carried at (amortized) cost	(9,551)		(10,238)
Total financial liabilities	(9,728)		(10,414)
1For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value because of the nature of these instruments (including maturity and interest conditions) and therefore fair value information is not included in the table above.

The following table shows the reconciliation from the beginning balance to the ending balance for Level 3 fair value measurements.
Reconciliation of Level 3 fair value measurements in millions of EUR

	Financial assets	Financial liabilities
Balance as of December 31, 2024	460	113
Purchase	28
Sales	(23)
Financial income and expenses	(1)	-
Recognized in other comprehensive income ¹	(52)	(5)
Reclassification	2
Balance as of June 30, 2025	414	108
1Includes translation differences

Semi-annual report 2025	21

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 9.9, Reconciliation of non-IFRS information, of the Annual Report 2024 and to the Forward-looking statements and other information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other information.

Sales growth composition in %

	Q2 2025				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2025 versus 2024
Diagnosis & Treatment	(4.1%)	0.5%	2.6%	(1.0%)	(3.6%)	0.5%	0.5%	(2.6%)
Connected Care	(4.5%)	0.8%	2.7%	(1.0%)	(1.7%)	0.9%	0.3%	(0.6%)
Personal Health	3.3%	0.0%	3.1%	6.3%	3.0%	0.0%	0.9%	3.8%
Philips Group	(2.8%)	0.7%	2.7%	0.6%	(1.9%)	0.6%	0.5%	(0.8%)
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q2		January to June
	2024	2025	2024	2025
Net income	452	240	(546)	312
Discontinued operations, net of income taxes	(141)	2	(142)	8
Income from continuing operations	311	242	(688)	320
Income from continuing operations attributable to non-controlling interests	(2)	(1)	(2)	3
Income from continuing operations attributable to shareholders ¹	309	242	(690)	323
Adjustments for:
Amortization and impairment of acquired intangible assets	60	53	133	111
Restructuring and acquisition-related charges	101	46	152	112
Other items:	(483)	41	606	117
Respironics litigation provision			982
Respironics insurance income	(538)		(538)
Respironics field-action running costs	31	34	72	71
Respironics consent decree charges	26	21	47	48
Quality actions	(1)	11	33	18
Contract settlement gain		(23)		(23)
Remaining items	(1)	(1)	10	2
Net finance expenses	10	(2)	19	4
Tax impact on adjusting items	289	(34)	303	(84)
Adjusted income from continuing operations attributable to shareholders ¹	287	346	522	583
Earnings per common share ²:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.32	0.25	(0.72)	0.34
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.30	0.36	0.55	0.61
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Quarterly Report 2025 - Q2	22

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2025
Net income	240
Discontinued operations, net of income taxes	2
Income tax expense (benefit)	95
Investments in associates, net of income taxes	6
Financial expenses	80
Financial income	(23)
Income from operations	400	226	67	122	(15)
Amortization and impairment of acquired intangible assets	53	18	29	4	3
EBITA	453	244	95	126	(12)
Restructuring and acquisition-related charges	46	15	17	5	8
Other items:	41	21	20
Respironics field-action running costs	34		34
Respironics consent decree charges	21		21
Quality actions	11	21	(10)
Contract settlement gain	(23)		(23)
Remaining items	(1)	-	(1)
Adjusted EBITA	540	281	132	131	(4)
Depreciation, amortization and impairment of fixed assets and other intangible assets	213	44	61	28	80
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)		-	(6)	-
Adjusted EBITDA	747	325	192	154	75

January to June 2025
Net income	312
Discontinued operations, net of income taxes	8
Income tax expense (benefit)	122
Investments in associates, net of income taxes	7
Financial expenses	160
Financial income	(55)
Income from operations	554	379	(15)	238	(48)
Amortization and impairment of acquired intangible assets	111	38	59	7	6
EBITA	665	417	44	245	(42)
Restructuring and acquisition-related charges	112	30	32	9	42
Other items:	117	21	96
Respironics field-action running costs	71		71
Respironics consent decree charges	48		48
Quality actions	18	21	(3)
Contract settlement gain	(23)		(23)
Remaining items	2	-	2
Adjusted EBITA	894	468	173	254	-
Depreciation, amortization and impairment of fixed assets and other intangible assets	432	93	124	54	161
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(9)	(1)	-	(8)	-
Adjusted EBITDA	1,317	560	296	300	161

Quarterly Report 2025 - Q2	23

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2024
Net income	452
Discontinued operations, net of income taxes	(141)
Income tax expense (benefit)	345
Investments in associates, net of income taxes	93
Financial expenses	88
Financial income	(20)
Income from operations	816	211	558	120	(73)
Amortization and impairment of acquired intangible assets	60	23	31	4	3
EBITA	876	234	589	124	(70)
Restructuring and acquisition-related charges	101	25	18	17	41
Other items:	(483)	6	(489)		1
Respironics insurance income	(538)		(538)
Respironics field-action running costs	31		31
Respironics consent decree charges	26		26
Quality actions	(1)	6	(7)
Remaining items	(1)		(2)		1
Adjusted EBITA	495	265	117	141	(28)
Depreciation, amortization and impairment of fixed assets and other intangible assets	282	52	72	25	132
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(44)	(3)	-	(4)	(38)
Adjusted EBITDA	733	314	190	163	67

January to June 2024
Net income	(546)
Discontinued operations, net of income taxes	(142)
Income tax expense (benefit)	449
Investments in associates, net of income taxes	94
Financial expenses	182
Financial income	(45)
Income from operations	(8)	357	(507)	236	(94)
Amortization and impairment of acquired intangible assets	133	45	74	7	6
EBITA	125	402	(433)	243	(88)
Restructuring and acquisition-related charges	152	44	35	18	55
Other items:	606	6	589		11
Respironics litigation provision	982		982
Respironics insurance income	(538)		(538)
Respironics field-action running costs	72		72
Respironics consent decree charges	47		47
Quality actions	33	6	27
Remaining items	10		(1)		11
Adjusted EBITA	882	452	191	261	(21)
Depreciation, amortization and impairment of fixed assets and other intangible assets	505	100	133	51	221
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(45)	(3)	-	(4)	(38)
Adjusted EBITDA	1,342	549	324	308	162

Quarterly Report 2025 - Q2	24

Composition of free cash flow in millions of EUR

	Q2		January to June
	2024	2025	2024	2025
Net cash flows from operating activities	89	387	(82)	(546)
Net capital expenditures	(153)	(156)	(318)	(315)
Purchase of intangible assets	(28)	(24)	(64)	(70)
Expenditures on development assets	(55)	(72)	(108)	(131)
Capital expenditures on property, plant and equipment	(76)	(63)	(158)	(118)
Proceeds from sales of property, plant and equipment	6	2	12	4
Free cash flow	(64)	230	(400)	(860)
Composition of net debt to group equity in millions of EUR unless otherwise stated

	March 31, 2025	June 30, 2025
Long-term debt	7,056	7,182
Short-term debt	513	1,244
Total debt	7,568	8,425
Cash and cash equivalents	1,193	1,822
Net debt	6,375	6,603
Shareholders’ equity	11,697	10,379
Non-controlling interests	31	29
Group equity	11,728	10,408
Net debt : group equity ratio	35:65	39:61

Quarterly Report 2025 - Q2	25

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,138	4,462	4,377	5,044	4,097	4,338
Nominal sales growth	(1%)	0%	(2%)	0%	(1%)	(3%)
Comparable sales growth ¹	2%	2%	0%	1%	(2%)	1%
Comparable order intake ²	(4%)	9%	(2%)	2%	2%	6%
Gross margin	1,815	1,989	2,006	1,963	1,849	2,011
as a % of sales	44%	45%	46%	39%	45%	46%
Selling expenses	(1,096)	(1,127)	(1,075)	(1,188)	(1,087)	(1,084)
as a % of sales	(26%)	(25%)	(25%)	(24%)	(27%)	(25%)
G&A expenses	(136)	(158)	(151)	(137)	(161)	(155)
as a % of sales	(3%)	(4%)	(3%)	(3%)	(4%)	(4%)
R&D expenses	(419)	(424)	(433)	(472)	(457)	(402)
as a % of sales	(10%)	(9%)	(10%)	(9%)	(11%)	(9%)
Income from operations	(824)	816	337	199	154	400
as a % of sales	(20%)	18%	8%	4%	4%	9%
Net income	(998)	452	181	(333)	72	240
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	(1.05)	0.32	0.19	(0.35)	0.09	0.25
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.30	0.32	0.50	0.25	0.36
EBITA ¹	(751)	876	404	393	211	453
as a % of sales	(18.1%)	19.6%	9.2%	7.8%	5.2%	10.5%
Adjusted EBITA ¹	388	495	516	679	354	540
as a % of sales	9.4%	11.1%	11.8%	13.5%	8.6%	12.4%
Adjusted EBITDA ¹	609	733	735	905	571	747
as a % of sales	14.7%	16.4%	16.8%	17.9%	13.9%	17.2%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	904,257	934,117	931,986	925,009	925,084	950,574
Shareholders’ equity per common share in EUR	12.56	12.72	12.27	12.98	12.64	10.92
Net debt : group equity ratio ¹	36:64	35:65	36:64	30:70	35:65	39:61
Total employees	69,062	68,701	69,282	67,823	67,247	67,263
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other key performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Quarterly Report 2025 - Q2	26

Year-to-date statistics in millions of EUR unless otherwise stated

	2024				2025
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,138	8,600	12,977	18,021	4,097	8,434
Nominal sales growth	(1%)	0%	(1%)	(1%)	(1%)	(2%)
Comparable sales growth ¹	2%	2%	1%	1%	(2%)	(1%)
Comparable order intake ²	(4%)	3%	1%	1%	2%	4%
Gross margin	1,815	3,804	5,810	7,773	1,849	3,859
as a % of sales	44%	44%	45%	43%	45%	46%
Selling expenses	(1,096)	(2,223)	(3,298)	(4,486)	(1,087)	(2,171)
as a % of sales	(26%)	(26%)	(25%)	(25%)	(27%)	(26%)
G&A expenses	(136)	(294)	(445)	(582)	(161)	(316)
as a % of sales	(3%)	(3%)	(3%)	(3%)	(4%)	(4%)
R&D expenses	(419)	(843)	(1,275)	(1,747)	(457)	(859)
as a % of sales	(10%)	(10%)	(10%)	(10%)	(11%)	(10%)
Income from operations	(824)	(8)	329	529	154	554
as a % of sales	(20%)	0%	3%	3%	4%	7%
Net income	(998)	(546)	(365)	(698)	72	312
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	(1.05)	(0.72)	(0.53)	(0.88)	0.09	0.34
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.55	0.87	1.36	0.25	0.61
EBITA ¹	(751)	125	528	921	211	665
as a % of sales	(18.1%)	1.5%	4.1%	5.1%	5.2%	7.9%
Adjusted EBITA ¹	388	882	1,399	2,077	354	894
as a % of sales	9.4%	10.3%	10.8%	11.5%	8.6%	10.6%
Adjusted EBITDA ¹	609	1,342	2,077	2,982	571	1,317
as a % of sales	14.7%	15.6%	16.0%	16.5%	13.9%	15.6%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other key performance indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Quarterly Report 2025 - Q2	27

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